Exhibit 12

CAESARS ENTERTAINMENT CORPORATION

COMPUTATION OF RATIOS

(Unaudited)

(In millions, except ratio amounts)

	Three Months Ended March 31, 2018	Years Ended December 31,
Ratio of Earnings to Fixed Charges		2017	2016	2015	2014 (1)	2013 (1)
Income/(loss) from continuing operations before income taxes	$(21)	$(2,370)	$(6,131)	$5,750	$(3,345)	$(4,270)
Add:
Fixed charges, excluding interest capitalized	340	803	637	714	2,716	2,293
Amortization of interest capitalized	—	7	7	7	4	8
Loss/(income) from equity in non-consolidated affiliates	—	2	1	1	14	18
Non-controlling interests that have not incurred fixed charges	—	7	28	2	205	10

Earnings/(losses) as defined	$319	$(1,551)	$(5,458)	$6,474	$(406)	$(1,941)

Fixed charges:
Interest expense, net of interest capitalized	$330	$773	$599	$683	$2,669	$2,252
Interest capitalized	2	6	2	12	45	38
Interest included in rental expense	10	30	38	31	47	41

Total fixed charges	$342	$809	$639	$726	$2,761	$2,331

Ratio of earnings to fixed charges (2)	—	—	—	8.9	—	—

(1)	The ratios for years ended December 31, 2013 and 2014 have not been recast for our adoption of ASU 2014-09, and, therefore, are not comparable to the ratios for the years ended December 31, 2015 through 2017 and for the three months ended March 31, 2018.
(2)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. Fixed charges include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for our nonconsolidated majority-owned subsidiaries. The method for calculating fixed charges for purposes of the ratio disclosed herein may differ from the method of calculating fixed charges under our debt agreements. Our earnings were insufficient to cover our fixed charges by $23 million, $2,360 million, $6,097 million, $3,167 million, and $4,272 million for the three months ended March 31, 2018 and the years ended December 31, 2017, December 31, 2016, December 31, 2014 and December 31, 2013, respectively.